Exhibit 12

Consolidated Natural Gas Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	9 Months Ended September 30, 2004	12 Months Ended September 30, 2004	Years Ended
			2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$928	$1,218	$1,022	$950	$604	$360	$210

Distributed income from unconsolidated investees, less equity in earnings	(8)	(10)	(14)	(16)	(6)	13	(12)

Fixed charges included in the determination of net income	138	180	169	168	170	184	149

Total earnings, as defined	$1,058	$1,388	$1,177	$1,102	$768	$557	$347

Fixed charges, as defined:
Interest charges	$168	$223	$223	$227	$181	$173	$137
Rental interest factor	12	15	13	11	11	11	12

Total fixed charges, as defined	$180	$238	$236	$238	$192	$184	$149

Ratio of Earnings to Fixed Charges	5.88	5.83	4.99	4.63	4.00	3.03	2.33

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